Contact

www.linkedin.com/in/daryl-
anderson-cfa-21166a6 (LinkedIn)

Top Skills

Portfolio Management
Quantitative Analytics
Backtesting

Certifications

Chartered Financial Analyst (CFA)

Daryl Anderson, CFA

CFO at Swift Rails, Inc.
Clarence, New York, United States

Summary

Began in derivative trading at banks and hedge funds, started my own trading firm about twenty years ago and been working mainly with startups ever since. Professionally passionate about trading, the markets, crypto/web3, mobility and carbon emission reduction.

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Experience

Swift Rails, Inc.
CFO
June 2019 - Present (4 years 5 months)
Buffalo/Niagara, New York Area

Swift Rails is an ultra-light, sustainable and personalized alternative to public transit. At ~40x cheaper to build than conventional light-rail and requiring no operating subsidy, we change the transit equation.

Kei Advisors LLC
Director of Research
March 2017 - June 2019 (2 years 4 months)
Buffalo/Niagara, New York Area

Senior analyst on the research team of an investor relations firm with seventeen publicly traded companies as clients

Accompanied C-level executives in meetings with equity analysts, institutional investors and investment bankers. Formulated "Street" messaging for investor presentations, earnings calls, investor and analyst dialogue.

Maintained financial models and forecasts for small and micro-cap companies

Qirin Quant Group Ltd.
Head Trader / Managing Member
July 2014 - March 2017 (2 years 9 months)
Hong Kong / New York

Proprietary trading firm with a focus on Mainland China.

Researched and designed a number of Mainland China based commodity futures trading strategies across multiple time-frames (SHFE, Dalian, LME, COMEX)

Performed due diligence and analysis of new strategies and managers being considered for implementation, and played the lead role negotiating agreements with investors, capital partners and traders

Marketed and presented the firm's strategies to institutional investors, family offices, and trading groups

Catamount Algorithmic Trading, LLC
Senior Trader / Strategist
January 2010 - June 2014 (4 years 6 months)
New York, NY

Designed strategies focusing on commodity indicies and commodity ETFs, COMEX/LME Copper, fixed income ETFs, and also traded outright macro positions

Helped the firm research, negotiate, and set up a proprietary trading operation in Mainland China

Onawa Capital Management, LLC
Head Trader / Managing Member
September 2004 - December 2009 (5 years 4 months)
Buffalo, NY

Made markets in the NYMEX energy complex throughout the foward curve, as well as in copper, gold, and silver. Also traded outright macro positions in multiple asset classes, and was in charge risk management

Performed due diligence and analysis of new strategies and managers being considered for implementation

Prepared CTA disclosure documents, handled all of the company's dealings with the CFTC, and handled all due diligence inquiries from institutional investors

Tahoe Trading, LLC / Tahoe Advisers, LLC
Senior Proprietary Trader / Director of Interest Rate Risk Management
February 2002 - September 2005 (3 years 8 months)
New York, NY

Consulted clients on how to determine and hedge their interest rate risk through the use of derivatives such as swaps, caps, floors, and swaptions by analyzing their financial statements, performing scenario analysis on various hedge structures, and then helping them get it executed through our dealer relationships

Made upstairs block markets in ETFs, researched and designed a number of equity and ETF strategies that included outright, pairs, and ETF arbitrage strategies.

Sovereign Capital, LLC
ETF / Equity Index Trader
March 2000 - February 2002 (2 years)
New York, NY

Traded ETF and index arbitrage on multiple products, also traded statistical arbitrage strategies across multiple indicies

AIG Trading Group
Precious and Base Metal Interbank Dealer
September 1995 - March 2000 (4 years 7 months)
Greenwich, CT

PGM interbank dealer, and proprietary copper arbitrage trader in COMEX/LME forwards and options

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Education

Canisius College
Bachelor of Science (BS), Finance · (1990 - 1993)